UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 2

Align Technology, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

016255101 (CUSIP Number)

May 25, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 016255101	13G	Page 2 of 16 pages

1.	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Carlyle Partners III, L.P. 52-2229944

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 2,535,930 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 2,535,930

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,535,930

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

11.	Percent of Class Represented by Amount in Row (11): 4.25%

12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 016255101	13G	Page 3 of 16 pages

1.	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): CP III Coinvestment, L.P. 54-1970037

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 65,360 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 65,360

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 65,360

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

11.	Percent of Class Represented by Amount in Row (11): 0.11%

12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 016255101	13G	Page 4 of 16 pages

1.	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): TC Group III, L.P. 52-2287893

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 2,601,290 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 2,601,290

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,601,290

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

11.	Percent of Class Represented by Amount in Row (11): 4.36%

12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 016255101	13G	Page 5 of 16 pages

1.	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): TC Group III, L.L.C. N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 2,601,290 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 2,601,290

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,601,290

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

11.	Percent of Class Represented by Amount in Row (11): 4.36%

12.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 016255101	13G	Page 6 of 16 pages

1.	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): TC Group, L.L.C. 54-1686957

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 2,601,290 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 2,601,290

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,601,290

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

11.	Percent of Class Represented by Amount in Row (11): 4.36%

12.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 016255101	13G	Page 7 of 16 pages

1.	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): TCG Holdings, L.L.C. 54-1686011

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 2,601,290 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 2,601,290

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,601,290

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

11.	Percent of Class Represented by Amount in Row (11): 4.36%

12.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Item 1.	(a)	Name of Issuer:

Align Technology, Inc..

	(b)	Address of Issuer’s Principal Executive Offices:

851 Martin Avenue, Santa Clara, California 95050.

Item 2.	(a)	Name of Person Filing:

Carlyle Partners III, L.P., a Delaware limited partnership

CP III Coinvestment, L.P., a Delaware limited partnership

TC Group III, L.P., a Delaware limited partnership

TC Group III, L.L.C., a Delaware limited liability company

TC Group, L.L.C., a Delaware limited liability company

TCG Holdings, L.L.C., a Delaware limited liability company.

	(b)	Address of Principal Business Office or, if none, Residence:

c/o The Carlyle Group

1001 Pennsylvania Avenue, N.W.,

Suite 220 South,

Washington, D.C. 20004-2505.

	(c)	Citizenship:

Carlyle Partners III, L.P., a Delaware limited partnership

CP III Coinvestment, L.P., a Delaware limited partnership

TC Group III, L.P., a Delaware limited partnership

TC Group III, L.L.C., a Delaware limited liability company

TC Group, L.L.C., a Delaware limited liability company

TCG Holdings, L.L.C., a Delaware limited liability company.

	(d)	Title of Class of Securities:

Common Stock, par value $.0001 per share

Page 8 of 16 pages

(e) CUSIP Number:

016255101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Reporting Person:	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
TCG Holdings, L.L.C.	2,601,290	4.36%	0	2,601,290	0	2,601,290
TC Group, L.L.C.	2,601,290	4.36%	0	2,601,290	0	2,601,290
TC Group III, L.L.C.	2,601,290	4.36%	0	2,601,290	0	2,601,290
TC Group III, L.P.	2,601,290	4.36%	0	2,601,290	0	2,601,290
Carlyle Partners III, L.P.	2,535,930	4.25%	0	2,535,930	0	2,535,930
CP III Coinvestment, L.P.	65,360	0.11%	0	65,360	0	65,360

Each of the entities listed below is the record owners of the number of shares of Common Stock, par value $0.0001 per share, of Align Technology, Inc. (the “Common Stock”) set forth opposite such entities name below:

Record Holders	Shares Held of Record
Carlyle Partners III, L.P.	2,535,930
CP III Coinvestment, L.P.	65,360

TC Group III, L.P. is the sole general partner of Carlyle Partners III, L.P. and CP III Coinvestment, L.P. TC Group III, L.L.C. is the sole general partner of TC Group III, L.P. TC Group, L.L.C. is the sole managing member of TC Group III, L.L.C. TCG Holdings, L.L.C. is the sole managing member of TC Group, L.L.C. Accordingly, (i) TC Group III, L.P. and TC Group III, L.L.C. each may be deemed to be a beneficial owner of shares of Common Stock owned of record by each of Carlyle Partners III, L.P. and CP III Coinvestment, L.P.; and (ii) TC Group, L.L.C. and TCG Holdings, L.L.C. each may be deemed to be a beneficial owner of the shares of Common Stock owned of record by Carlyle Partners III, L.P. and CP III Coinvestment, L.P.

William E. Conway, Jr., Daniel A D’Aniello and David M. Rubenstein are managing members (the “TCG Holdings Managing Members”) of TCG Holdings, L.L.C. and, in such capacity, may be deemed to share beneficial ownership of shares of Common Stock beneficially owned by TCG Holdings, L.L.C. Such individuals expressly disclaim any such beneficial ownership. Each of the TCG Holdings Managing Members is a citizen and resident of the United States.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Page 9 of 16 pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

Page 10 of 16 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2004

CARLYLE PARTNERS III, L.P.

By:	TC Group III, L.P., its General Partner
By:	TC Group III, L.L.C., its General Partner
By:	TC Group, L.L.C., its Managing Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Managing Director

CP III COINVESTMENT, L.P.

By:	TC Group III, L.P., its General Partner
By:	TC Group III, L.L.C., its General Partner
By:	TC Group, L.L.C., its Managing Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Managing Director

TC GROUP III, L.P.

By:	TC Group III, L.L.C., its General Partner
By:	TC Group, L.L.C., its Managing Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Managing Director

TC GROUP III, L.L.C.

By:	TC Group, L.L.C., its Managing Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Managing Director

Page 11 of 16 pages

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Managing Director

TCG HOLDINGS, L.L.C.

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Managing Director

Page 12 of 16 pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Page 13 of 16 pages

EXHIBIT A: Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of Align Technology, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Page 14 of 16 pages

Signature Page 1 of 2

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 3rd day of June, 2004.

CARLYLE PARTNERS III, L.P.

By:	TC Group III, L.P., its General Partner
By:	TC Group III, L.L.C., its General Partner
By:	TC Group, L.L.C., its Managing Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ William E. Conway, Jr.

Name:	William E. Conway, Jr.
Title:	Managing Director

CP III COINVESTMENT, L.P.

By:	TC Group III, L.P., its General Partner
By:	TC Group III, L.L.C., its General Partner
By:	TC Group, L.L.C., its Managing Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ William E. Conway, Jr.

Name:	William E. Conway, Jr.
Title:	Managing Director

TC GROUP III, L.P.

By:	TC Group III, L.L.C., its General Partner
By:	TC Group, L.L.C., its Managing Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ William E. Conway, Jr.

Name:	William E. Conway, Jr.
Title:	Managing Director

TC GROUP III, L.L.C.

By:	TC Group, L.L.C., its Managing Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ William E. Conway, Jr.

Name:	William E. Conway, Jr.
Title:	Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ William E. Conway, Jr.

Name:	William E. Conway, Jr.
Title:	Managing Director

Page 15 of 16 pages

TCG HOLDINGS, L.L.C.

By:	/s/ William E. Conway, Jr.

Name:	William E. Conway, Jr.
Title:	Managing Director

Page 16 of 16 pages